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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. BUTLER SECURITIES INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11809 Hinson Road, Suite 400
(No. and Street)

Little Rock, AR 72212-3404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I.E. Butler 501-217-9137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee, Fox & Dodge, Ltd.
(Name – *if individual, state last, first, middle name*)

1115 West Fourth Street (Address) Little Rock (City) AR (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, I.E. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. Butler Securities Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda C. Garner
County Of Pulaski
Notary Public - Arkansas
My Commission Exp. 11/30/2014

Brenda C. Garner
Notary Public

I.E. Butler III
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I. E. BUTLER SECURITIES INC.
FINANCIAL STATEMENT
DECEMBER 31, 2004

CONTENTS

FFD
Frazee Fox & Dodge, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
Established 1937
1115 West Fourth Street
Little Rock, AR 72201
phone: 501-372-2136
fax: 501-372-2139

INDEPENDENT AUDITOR'S REPORT

I. Ernest Butler, Jr. President
I. E. Butler Securities Inc.
11809 Hinson Road, Suite 400
Little Rock, AR 72212

We have audited the accompanying statements of financial condition of I. E. Butler Securities Inc. (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. Butler Securities Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.
Certified Public Accountants

Little Rock, Arkansas
February 8, 2005

I. E. BUTLER SECURITIES INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 133,394	$ 141,676
Total Current Assets	$ 133,394	$ 141,676
PROPERTY, PLANT AND EQUIPMENT, at cost		
Furniture and fixtures	$ 8,374	$ 8,374
Equipment	11,504	11,504
Leasehold improvements	244	244
	$ 20,122	$ 20,122
Less: Accumulated depreciation	(16,794)	(15,476)
Total Property, Plant and Equipment	$ 3,328	$ 4,646
OTHER ASSETS		
Deferred tax	$ 93,121	$ 82,646
Deposits	100	100
Total Other Assets	$ 93,221	$ 82,746
Total Assets	$ 229,943	$ 229,068
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ -	$ -
Federal and state withholding	6,980	4,270
Total Current Liabilities	$ 6,980	$ 4,270
STOCKHOLDER'S EQUITY		
Common stock (10,000 shares authorized, 994 shares issued and outstanding, $1 par value)	$ 994	$ 800
Additional paid-in capital	993,006	799,200
Retained earnings (deficit)	(771,037)	(575,202)
Total Stockholder's Equity	$ 222,963	$ 224,798
Total Liabilities and Stockholder's Equity	$ 229,943	$ 229,068

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUE	$ 1,000	$ 99,375
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries	$ 150,000	$ 130,000
Office expense	348	739
Office rent	23,400	23,116
Equipment rent	4,119	3,882
Travel and entertainment		389
Professional fees	2,225	2,694
Reimbursable expense	-	677
Subscriptions	-	1,012
Utilities	3,155	4,120
Licenses	13,836	11,530
Depreciation	1,317	1,770
Insurance	1,139	1,082
Taxes	7,771	7,579
Donations	-	25
Total General and Administrative Expenses	$ 207,310	$ 188,615
Operating income (loss)	$ (206,310)	$ (89,240)
Loss on disposal of assets	$ -	$ -
Net income (loss) before taxes	$ (206,310)	$ (89,240)
Income tax benefit (expense)	10,475	1,043
Net Income (Loss)	$ (195,835)	$ (88,197)

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Beginning balance	725	$ 725	$ 724,275	$ (487,005)	$ 237,995
Net loss				(88,197)	(88,197)
Issuance of capital stock	75	75	74,925	-	75,000
Balance at December 31, 2003	800	$ 800	$ 799,200	$ (575,202)	$ 224,798
Net loss		-	-	(195,835)	(195,835)
Issuance of capital stock	194	194	193,806	-	194,000
Balance at December 31, 2004	994	$ 994	$ 993,006	$ (771,037)	$ 222,963

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF CASH FLOW
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	$ (195,835)	$ (88,197)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	1,318	1,770
Gain (loss) on disposal of property		-
(Increase) decrease in deferred tax benefits	(10,475)	(1,043)
Increase (decrease) in accrued liabilities	2,710	(3,660)
Total adjustments	$ (6,447)	$ (2,933)
Net cash provided (used) by operating activities	$ (202,282)	$ (91,130)
CASH FLOW FROM INVESTING ACTIVITIES		
Cash payments for the purchase of property	$ -	$ (322)
Net cash provided (used) by operating activities	$ -	$ (322)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	$ 194,000	$ 75,000
Net cash provided (used) by financing activities	$ 194,000	$ 75,000
Net increase (decrease) in cash and cash equivalents	$ (8,282)	$ (16,452)
Cash and cash equivalents, beginning of year	141,676	158,128
Cash and cash equivalents, end of year	$ 133,394	$ 141,676

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The accounting policies relative to the carrying value of property and equipment are indicated in the captions of the statement of financial condition. Information as to the method of computing depreciation is detailed below. Other significant accounting policies are as follows:

Depreciation
For financial statement purposes, depreciation is computed by using the straight-line method for all assets.

Cash equivalents
The Company considers all demand deposit accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communications costs the first time the advertising takes place.

Estimates
The preparation of financial statements in conformity with generally accepted auditing principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations
The Company was formed on January 14, 1998, and began operations soon thereafter. The Company will act as only an agent in financing transactions, private placements of equities and fixed income securities and consulting. Revenue will be recognized as fees are earned. The Company also engages attorneys, accountants and other professionals in connection with its consulting services. Any fees that will be paid directly by the Company and not passed through to customers will be deducted as paid. The Company operates in a highly regulated industry that requires that the Company be licensed in each jurisdiction that it intends to operate.

NOTE 2: LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a two-year noncancellable lease beginning May 1, 2003. The Company also leases office equipment under a 60-month operating lease that began April 25, 2002.

The following is a schedule of future minimum lease payments required under the above leases:

2005	$10,380
2006	$2,580
2007	$645
2008	$0
2009	$0

NOTE 3: NET CAPITAL REQUIREMENTS

As discussed earlier, the Company operates in a highly regulated industry and is required to maintain minimum net capital balances in order to remain in compliance with various regulatory agencies. Net capital for regulatory purposes is $126,414 and $137,406 for December 31, 2004 and 2003, which is not materially different from that reflected in the Company's Focus Reports.

NOTE 4: INCOME TAXES

The Company has loss carryforwards totaling $865,704 as of December 31, 2004 that may be offset against future taxable income. If not used, the carryforward will expire in:

2013	142,386
2014	138,632
2015	166,334
2016	106,856
2017	16,116
2018	89,234
2019	206,146
	865,704

I. E. BUTLER SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 4: INCOME TAXES (cont'd)

The provision for income taxes consists of the following components:

	2004	2003
Deferred benefit	$ 10,474	$ 1,043

NOTE 5: RESERVE, POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt under Section (k)(2)(ii). All transactions are cleared through another broker dealer (#8-01927) on a fully disclosed basis.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Little Rock, Arkansas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 and 2003, the Company's uninsured cash balance totaled $33,394 and $41,676, respectively.

I. E. BUTLER SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
DECEMBER 31, 2004 and 2003

	2004	2003
Total stockholders' equity	$ 222,963	$ 224,798
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	(3,328)	(4,646)
Other nonallowable assets	(93,221)	(82,746)
Net capital (1)	$ 126,414	$ 137,406
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 6,980	$ 4,270
Minimum net capital required (based on 1500% of aggregate indebtedness)	$ 465	$ 285
Minimum net capital required (based on 1000% of aggregate indebtedness)	$ 698	$ 427
Minimum dollar required	$ 100,000	$ 100,000
Excess net capital	$ 26,414	$ 37,406
Percentage of aggregate indebtedness to net capital	5.52%	3.11%

(1) No material differences exist between the above amounts and the capital computations reflected in the Company's FOCUS reports.